SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011
.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐       No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer
Date:  June 28, 2011

Shareholders Meetings

6.1.	Information and Agenda of the Shareholders Meeting	Yes	No	Comments
1.	Is it avoided in the Agenda the grouping of matters related to different subjects? (Practice 1, BCPC)	x
2.	Is it avoided in the Agenda an item of “Miscellaneous Matters”? (Practice 1, BCPC)	x
3.	Is the information with respect to the Agenda available at least with 15 calendar days in advance? (Practice 2, BCPC)	x
4.
Are shareholders provided with the necessary information and possible voting alternatives on the matters listed in the Agenda, in order for them to provide instructions to their legal representatives with respect to the direction of their corresponding vote in the Shareholders Meeting? (Practice 3, BCPC)
		x		The Company prepares the proxy forms in accordance with the provisions of the Mexican Securities Market Law.
5.
In the information made available to the shareholders, does it include the proposal of members of the Board of Directors and their curriculum with enough information to evaluate their independency? (Practice 4, BCPC)
x

6.2.	Information and Communication between the Board of Directors and the Shareholders.	Yes	No	Comments
6.	Does the Board of Directors, in its annual report to the Shareholders Meeting, includes relevant aspects of the duties of the intermediate bodies that perform the role of (Practice 5, BCPC) :
a) Audit		x
b) Evaluation and Compensation		x
c) Finance and planning		x
d) Corporate Practices		x
e) Others (describe).
7.
Are the reports by each intermediate body or committees submitted to the Board made available to the shareholders together with the materials for the Meeting, except for confidential information? (Practice 5, BCPC)
x
Under the provisions of the Mexican Securities Law and the Mexican General Corporations Law, the reports from the Audit Committee and the Corporate Practices Committee are submitted for the approval of the shareholders.

8.	Does the annual report include the names of the members of each intermediate body? (Practice 5, BCPC)	x
9.	Does the company have the necessary communication mechanisms to allow to properly maintain the shareholders and investors in generally informed? (Practice 6, BCPC)	x
10.	To that respect, describe the most common mechanisms used by the company.
The Company has an Investors Relations department that reports directly to the Company’s Finance and Strategic Development Department. The Investor Relations section on FEMSA’s Internet page (ir.femsa.com) contains wide financial information, press releases, and a business model, so that investors and analysts can have a clear view of the company’s conditions

Board of Directors

7.1. Duties of the Board of Directors		Yes	No	Comments
11.	Does the Board of Directors perform the following duties? (Practice 7, BCPC)
a)	Establishes the strategic vision	x
b)	Supervises the operation of the company	x
c)	Approves the business operations	x
d)	Appoints the Chief Executive Officer and senior officers of the company.	x		Appoints the Chief Executive Officer and establishes the guidelines for the election of the senior officers of the company
e)	Evaluates and approves the performance of the Chief Executive Officer and senior officers of the company.	x
f)	Verifies that all shareholders are treated equally, that their interests are protected and are given proper access to the information of the company	x
g)	Ensures value creation for the shareholders and the continuity of the company over the time	x
h)	Promotes the responsible issuance and disclosure of information.	x
i)	Promotes the transparency in management.	x
j)	Promotes the establishment of internal control mechanisms.	x
k)	Promotes the establishment of mechanisms to ensure the quality of the information.	x
l)	Establishes the guidelines for related party transactions.	x
m)	Approves the operations with related parties	x
n)	Ensures the establishment of mechanisms for the identification, analysis, management, control and adequate disclosure of risks.	x
o)	Promotes the formal establishment of succession plan for the CEO and senior executives	x
p)	Promotes the company to be socially responsible; explain how	x		The Company’s business units were certified by the Mexican Center of Philanthropy as Socially Responsible Companies, four of them for the seventh consecutive year and one of them, for its fifth year.
q)	Promotes the company to state its ethical business principles; please explain how	x		The company has an ethics code, which was approved by the Board of Directors and by which all of the employees of the Company have to be guided by.
r)	Promotes the company to consider involved stakeholders in decision making; please explain how.	x		The Board of Directors considers all factors that are belived to be necessary for the making of decisions.
s)	Promotes the disclosure of illegal actions and the protection of the informants; explain how.	x		The Company has a “Whistle-blower” system available 365 days a year, 24 hours a day.
t)	Verifies that the company has the necessary mechanisms that allow verifying the compliance of the different applicable legal provisions.	x
u)	For the purpose of having clear authority and responsibility channels, the activities of senior management are separated from those of the board of directors	x

7.2. Integration of the Board of Directors		Yes	No	Comments
12.	Is the Board of Directors comprised of no fewer than three and no more than fifteen directors? (Practice 9, Mexican Market Securities Law)***	x		The Board of directors is comprised of 17 members, of which 13 are Series “B” Directors and 4 are Series “D” Directors.
13.	How many alternate directors does the Board of Directors have? (Practice 10, BCPC)	15
14.	If the Board also has alternate directors, please indicate if each proprietary director suggests who should be appointed as its alternate director? (Practice 10, BCPC)	x
15.	Is there a communication process established between the directors and its alternates that allows them to have an effective participation? (Practice 10, BCPC)	x
16.	Upon appointment, do the independent directors deliver to the chairman of the meeting a statement of compliance with the requirements of independence (Practice 11, BCPC)	x
17.	Do the independent directors represent at least 25% of all the directors? (Practice 12, BCPC)	x
18.	From the total of the members of the Board of Directors, how many are (Practices 12, BCPC) :
	a) Independent (Director who complies with the independence requirements)	14
	b) Equity (Shareholders not part of the management, even if they are part of the controlling group)	12
	c) Related (Director who is only an officer of the Company)	0
	d) Equity Independent (Shareholder without significant influence and/or control power, and who is not part of the management of the Company)	0
	e) Equity Related (Shareholder who is also an officer of the Company)	4
2 of the Directors are not independent since they were not qualified as such by the shareholders’ meeting; they are not equity shareholders since they did not report holding of shares; and they are not related since they are not officers of the company.

19.	Do the independent and equity directors, as a whole, constitute at least 60% of the Board of Directors? (Practice 13, BCPC)	x
20.	Does the annual report indicate the category to which the directors belong? (Practice 14, BCPC)		x	It mentions which members of the Board have been qualified as independent by the shareholders’ meeting.
21.	Does the annual report indicate the principal business activities of each director as of the date of the report, as well as any other relevant information? (Practice 12, BCPC)	x		It mentions their principal business activity.
Note ***: The publicly traded companies may have a maximum of 21 directors.

7.3. Structure of the Board of Directors.		Yes	No	Comments
22.
With the purpose of making more informed decisions, indicate if the following duties are performed by the Board of Directors, and included as a comment which intermediate body or committee supports each duty: (Practice 13, BCPC) :

a) Audit		x
b) Evaluation and Compensation.		x
c) Finance and Planning.		x
d) Corporate Practices.***		x
d) Others (describe)
23.	Indicate which committee performs each of the following tasks:
a) Audit***		Audit Committee
b) Evaluation and Compensation.		Corporate Practices Committee
c) Finance and Planning.		Finance and Planning Committee
d) Corporate Practices.***		Corporate Practices Committee
d) Others (describe)
24.	Are the intermediate bodies only comprised of proprietary directors? (Practice 16, BCPC)		x	The Finance and Planning Committee has one alternate director. The Audit Committee has two alternate directors.
25.	Is each intermediate body comprised of no fewer than 3 members and no more than 7? State the number of independent board members that are part of each intermediate bodies. (Practice 16, BCPC)	x		The Auditing Committee (4 members) and the Corporate Practices (3 members) are only comprised by independent members. The Finance and Planning is comprised by 5 members, 3 of which are independent.
26.	How frequently do these intermediate bodies inform their activities to the Board of Directors? (Practice 16, BCPC)	Quarterly
27.	Does the chairman of each intermediate body invite to its meetings the officers of the company whose responsibilities are related to the duties of the intermediate body? (Practice 16, BCPC)	x
28.	Does each of the independent board members participate in any of the intermediate bodies? (Practice 16, BCPC)		x
29.	If the answer to the above question was negative, explain why.	Two independent proprietary directors are not part of any committee. And only three of the independent alternate directors are part of a committee.
30.	Is the intermediate body in charge of the audit presided by an independent director who has knowledge and experience in financial and accounting aspects? (Practice 16, BCPC)	x		x
31.	If the answer to the above question was negative, explain why.

***Mandatory task for companies whose shares are traded on the stock market, which, if applicable, can be performed in a single committee.

7.4. Operation of the Board of Directors.		Yes	No	Comments
32.	How many meetings does the Board of Directors have during each fiscal year? (Practice 17, BCPC)	At least 4 per year
33.	If the answer to the above question is less than 4, explain why.
34.	Are there mechanisms by which with the agreement of 25% of the directors or the chairman of an intermediate body a board meeting is called? (Practice 18, BCPC)	x
35.	If the answer to the above question was affirmative, please describe such mechanisms.	The mechanisms are in accordance with the Mexican Securities Market Law.
36.	With how many days in advance do the members of the board have access to the information that is relevant and necessary for the decision making, in accordance to the Agenda? (Practice 17, BCPC)	Minimum 5 days in advance
37.
Is there a mechanism that ensures that directors can evaluate matters on strategic affairs that require confidentiality, even if they do not receive the necessary information with at least 5 business days before the meeting? (Practice 19, BCPC)
x
38.	If the answer to the above question is affirmative, explain such mechanism.	Members of the board may request all the information they need to be able to discuss, evaluate and make decisions during the meeting.
39.	Are new directors provided with the necessary information in order for them to be up to date on the matters of the company and so that they may fulfill their new responsibility? (Practice 20, BCPC)	x
A new director receives complete information on the company’s condition, annual reports from prior fiscal years, and meetings are scheduled for such director with senior management, who explain in detail the company’s conditions and answer any of the director’s questions.

7.5. Duties of the Directors		Yes	No	Comments
40.
 Is each member of the Board given the necessary information with respect to the obligations, responsibilities and rights that imply to be member of the Board of Directors of the company? (Practice 21, BCPC)
x
41.
 Do directors communicate to the Chairman and the other members of the Board of Directors any situation where it exists or that might derive in a conflict of interest, abstaining from participating in the corresponding discussions? (Practice 22, BCPC)
x
42.	Do directors use the company’s assets and services only for the performance of its corporate purpose? (Practice 22, BCPC)	x
43.	If appropriate, are clear guidelines defined for when directors exceptionally use the company’s assets for personal matters? (Practice 22, BCPC)	x
44.	Do directors invest time to their duties by attending at least 70% of the meetings to which they are called? (Practice 22, BCPC)	x
45.
Is there a mechanism that ensures that the members of the Board maintain absolute confidentiality about all the information they receive in the performance of their duties, especially with respect to their own participation and participation of the other board members, in the discussions that take place in the board meetings? (Practice 22, BCPC)
x
46.	If the answer to the above questions is affirmative, explain such mechanism.			The Secretary of the Board periodically reminds directors of the scope of their confidentiality obligations.
47.
 Do directors and, if applicable, their respective alternate directors, keep each other informed about the matters discussed in the meetings of the Board of Directors in which they participate? (Practice 22, BCPC)
x
48.
 Do directors and, if applicable , their respective alternate directors, assist the Board of Directors with opinions and recommendations resulting from the analysis of the performance of the company; in order for the decisions to be taken are properly sustained? (Practice 22, BCPC)
x
The Board of Directors supports itself through investment banks, financial engineering firms and outside counsel for decision-making, when it so deems appropriate or necessary according to the specific circumstances.

49.	Is there a performance and compliance assessment mechanism of responsibilities and fiduciary duties of directors? (Practice 22, BCPC)	x

Auditory Duties

8.1. General Duties		Yes	No	Comments
50.	Does the intermediate body that responsible for the audit duties perform the following tasks? (Practice 23, BCPC)
a)	Recommends to the Board of Directors the candidates for external auditors of the company, the engagement conditions and their scope of the professional services?	x
b)	Recommends to the Board of Directors the additional services to those of external auditing	x
c)	Oversees the performance of the professional services of the external auditors.	x
d)	Evaluates the performance of the company that performs the services of external auditing.	x
e)	Analyses the opinions or reports prepared by the external auditor.	x
f)	Meets at least once a year with the external auditor without the attendance of officers of the company.	x
g)	It is the channel of communication between the Board of Directors and the external auditors.	x
h)	Ensures the independence and objectivity of the external auditors.	x
i)	Reviews the work program, the observation letters and the reports of internal auditing.	x
j)	It meets periodically with the internal auditors, without the attendance of the officers of the company, to hear their comments and observations in the progress of their work.	x
k)	Provides its opinion to the Board of Directors about the guidelines and criteria used in the preparation of the financial information, as well as the issuance process.	x
l)	Contributes in the definition of the general guidelines of internal control and internal auditing and evaluates its effectiveness.	x
m)	Verifies the compliance of the mechanisms established for risk control of which the company is subject to.	x
n)	Coordinates the tasks of the external and internal auditors and the statutory examiner.	x
o)	Verifies the existence of the necessary mechanisms that allow the compliance by the company of the different provisions to which it is subject to.	x
p)	The frequency with which it makes a review to inform the Board of Directors about the legal situation of the company.	Half-yearly
q)	Contributes in the establishment of guidelines for related party transactions. ***	x
r)	Analyses and evaluates the operations with related parties to recommend its approval to the Board of Directors. ***	x
s)	Decides the engagement of third party experts to provide their opinion with respect to related party transactions or any other matter, which allows the adequate performance of its duties.***	x
t)	Verifies the compliance of the Business Ethics Code	x
u)	Verifies the compliance of the disclosure mechanism of improper actions and protection of whistle blowers.	x
v)	Supports the Board of Directors in the analysis of the contingency plans and information recovery.	x
Note***. Publicly traded companies perform these recommendations through their Corporate Practices Committee.

8.2. Selections of Auditors		Yes	No	Comments
51.
Does it abstain from engaging firms in which the fees of the external auditor and any other additional services rendered to the company, represent a percentage more than or equal to 10% of their total income? (Practice 24, BCPC)
x
52.	Is there a rotation of the partner who audits the financial statements as well as its team, at least once every 5 years? (Practice 25, BCPC)	x
53.	Is the person who signs the opinion of the company’s annual statements different from the one who acts as statutory auditor? (Practice 26, BCPC) ***	N/A
54.	Is the profile of the statutory auditor disclosed in the annual report submitted to the Shareholders Meeting by the Board of Directors? (Practice 27, BCPC) ***	N/A
Note***. For a publicly traded company, this practice doesn’t apply.

8.3. Financial Information		Yes	No	Comments
55.	Does the intermediate body that performs the auditing duties, support with its opinion to the Board of Directors in order to take decisions with reliable financial information? (Practice 28, BCPC)	x
56.	Such financial information, is it executed by the Chief Executive Officer and the responsible officer of its elaboration? (Practice 28, BCPC)	x
57.	The company has an internal audit department (Practice 29, BCPC)	x
58.	If the previous answer is affirmative please indicate whether its general guidelines and work plans are approved by the board of directors. (Practice 29, BCPC).	x
59.
 Does the intermediate body that performs the auditing duty previously provide its opinion to the Board of Directors for the approval of the accounting guidelines and criteria used in the making of the financial information of the company? (Practice 30, BCPC)
x
60.
 Does the intermediate body that performs the auditing duty provide its opinion to the Board of Directors for the approval of the changes made to the accounting guidelines and criteria used in the making of the financial information of the company? (Practice 31, BCPC)
x
61.
Does the Board of Directors approve, with a previous opinion of the committee that performs the auditing duties, the necessary mechanisms to assure the quality of the financial information that is presented to it? (Practice 32, BCPC)
x
62.
In the event the financial information corresponds to intermediate periods during the fiscal year, does the committee performing the auditing duties supervise that it is made with the same guidelines, criteria and practices by which the annual information is prepared? (Practice 32, BCPC)
x

8.4. Internal Control		Yes	No	Comments
63.
Do the general guidelines of internal control and, if applicable, is the review to such guidelines submitted for the approval of the Board of Directors, with the prior opinion of the intermediate body performing the auditing duties? (Practice 33, BCPC)
x
64.	Is the Board of Directors assisted in order to ensure the effectiveness of the internal control, as well as the process of issuance of the financial information? (Practice 34, BCPC)	x
65.
Do the internal and external auditors evaluate, according to their normal work plan, the effectiveness of the internal controls, as well as the process for the issuance of the financial information and are the results included in the situations letter, commented with such auditors? (Practice 35, BCPC)
x

8.5. Related Parties		Yes	No	Comments
66.	Does the intermediate body in charge of the auditing duties support the Board of Directors in? (Practice 36, BCPC) ***
	a) The establishment of guidelines for transactions with related parties.	x
	b) The analysis of the approval process of the operations with related parties.	x
	c) The analysis of engagement conditions of operations with related parties.	x
67.
Does the intermediate body in charge of the auditing duties assists the Board of Directors in the analysis of proposals to make operations with related parties outside of its ordinary course of business of the company? (Practice 37, BCPC)***
x
68.
Are the operations outside of the ordinary course of business with related parties that may represent more than 10 per cent of the consolidated assets of the company presented for approval to the Shareholders Meeting? (Practice 37, BCPC)***
x
Note***. Publicly traded companies perform these recommendations in the through their Corporate Practices Committee?

8.6. Review of compliance applicable provisions.		Yes	No	Comments
69.
Does the intermediate body in charge of the auditing duties make sure the existence of mechanisms that allow determining if the company properly complies with applicable legal provisions? (Practice 38, BCPC)
x
70.	If the answer to the above question is affirmative, describe those mechanisms.
The audit committee meets quarterly in order to review the financial statements, which then are delivered to the CNBV and BMV.  Furthermore, such committee reviews the annual information delivered to the CNBV and BMV (Annual Report and Form 20-F). The committee each semester reviews the tax, legal and labor contingencies.

71	At least once a year, is a review of the legal situation of the company made and informed to the Board of Directors? (Practice 38, BCPC)	x

9.1. General Duties		Yes	No	Comments
72.	Does the intermediate body in charge of the evaluation and compensation function submitted to the Board of Directors, for its approval, the following? (Practice 39, BCPC)
	a) The criteria to appoint or remove the Chief Executive Officer and the senior officers of the company. ***	x
	b) The criteria for the evaluation and compensation of the Chief Executive Officer and the senior officers of the company.***	x
	c) The criteria for the compensation of the Board Members.	x
d) The criteria to determine the severance payment for the Chief Executive Officer and senior officers of the company
	e) The proposal made by the Chief Executive Officer about the structure and criteria for the compensation of the personnel.	x
	f) The proposal to declare the company as a socially responsible entity.	x
	g) The Ethics Business Code of the company.	x
	h) The information system for improper actions and protection of the informants.	x
	i) The formal system of succession of the Chief Executive Officer and senior officers, and verifies its compliance.	x
73.
Do the Chief Executive Officer and senior officers abstain in participating in the discussion of the matters mentioned in question 69, a), b) and c) with the purpose of preventing a possible conflict of interest? (Practice 40, BCPC)
x
Note***. Publicly traded companies perform these recommendations through the Corporate Practices Committee.

9.2. Operative Aspects		Yes	No	Comments
74.	In determining the compensation of the CEO and senior officials issues are functions, the scope of the objectives and evaluation of their performance considered? (Practice 41, BCPC)	x
75.
In the annual report submitted by the Board of Directors to the Shareholders Meeting, are the guidelines used, and the items that form part of the compensation package of the Chief Executive Officer and senior officers of the company, disclosed? (Practice 42, BCPC)
x
76.
Does the intermediate body in charge of the evaluation and compensation duties support the Board of Directors in reviewing the hiring conditions of the Chief Executive Officer and senior officers, in order to assure their probable payments for severance of the company are in line with the guidelines approved by the Board of Directors? (Practice 43, BCPC)
x
77.	With the purpose of enssuring a stable succession process, does it have a formal plan of succession for the Chief Executive Officer and senior officers of the company? (Practice 44, BCPC)	x
78.	If the answer to the above question is negative, explain why.

Finance and Planning Duties

10.1. General Duties		Yes	No	Comments
79.	Does the intermediate body in charge of the finance and planning duties perform the following tasked? (Practice 45, BCPC)
a)	Studies and proposes to the board of directors the company’s strategic vision to ensure its stability and continuance over the time	x
b)	Analyzes and proposes general guidelines for the determination of the strategic plan of the company.	x		The Finance Committee analyzes and monitors main topics, particularly on those related to significant transactions.
c)	Evaluates and provides an opinion with respect to the investment and financing guidelines of the company proposed by management.	x
d)	Provides an opinion with respect to the premises of the annual budget and follows-up its execution, as well as its control system. (Practice 49, BCPC)	x		The Finance Committee provides its opinion mainly about matters related to the macroeconomic framework and the principal assumptions.
e)	Evaluates the mechanisms presented by the senior management for the identification, analysis, management and risk control to which the company is subject to (Practice 50, BCPC)	x
f)	Evaluates the criteria presented by the Chief Executive Officer for the disclosure of the risks to which the company is subject to (Practice 50, BCPC).	x		The Finance Committee analyzes and evaluates matters related to risk of the finance structure (leverage, derivatives, currency issues, rates, etc)

10.2. Operative Aspects		Yes	No	Comments
80.
Does the intermediate body in charge of finance and planning duties assists the Board of Directors so that a session is dedicated to defining or updating of the long-term vision of company?: (Practice 46, BCPC)
x
81.	Does the intermediate body in charge of finance and planning duties supports the Board of Directors in reviewing the strategic plan presented by the senior management for approval? (Practice 7,BCPC)	x
82.
Does the intermediate body in charge of finance and planning duties supports the Board of Directors in the analysis of the guidelines presented by the Chief Executive Officer for its approval regarding: (Practice 48, BCPC)
x
	a) Management of treasury	x
	b) Entering into financial derivative agreements	x
	c) Capital expenditures	x
d) New liabilities
83.
Regarding the previous question the intermediate body in charge of finance and planning duties ensures that such matters are aligned with the strategic plan and that they correspond to the ordinary course of business of the company? (Practice 48, BCPC)
x
84.	The Chief Executive Officer submits to the board of directors in each session a report on the situation of each of the identified risks? (Practice 51, CMPC)	x